AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION MAY 22, 1996
                                                       REGISTRATION NO. 333-4044


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------


                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              RAINFOREST CAFE, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)


          MINNESOTA                                         41-1779527
(State or other jurisdiction                             (I.R.S. employer
of incorporation or organization)                     identification number)

                             720 South Fifth Street
                            Hopkins, Minnesota 55343
                                 (612) 945-5400
   (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

                      ------------------------------------

                                MARTIN J. O'DOWD
                                    PRESIDENT
                              RAINFOREST CAFE, INC.
                             720 SOUTH FIFTH STREET
                            HOPKINS, MINNESOTA 55343
                                 (612) 945-5400
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                 WITH COPIES TO:
                               NEIL I. SELL, ESQ.
                             DOUGLAS T. HOLOD, ESQ.
                         MASLON EDELMAN BORMAN & BRAND,
                  A PROFESSIONAL LIMITED LIABILITY PARTNERSHIP
                               3300 NORWEST CENTER
                        MINNEAPOLIS, MINNESOTA 55402-4140
                                 (612) 672-8200

         APPROXIMATE DATE OF THE COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
From time to time after the effective date of this Registration Statement.
If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ] If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                  --------------------------------------------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES
AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE
A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.





                    SUBJECT TO COMPLETION, DATED MAY 22, 1996



                              RAINFOREST CAFE, INC.
                         150,000 SHARES OF COMMON STOCK


                      ------------------------------------



           All of the 150,000 warrant shares (the "Warrant Shares") of Common Stock of Rainforest Cafe, Inc. (the "Company") issuable upon exercise of warrants issued to certain underwriters in the Company's initial public offering (the "Underwriters' Warrants" or "Warrants") are being sold by certain shareholders of the Company (the "Selling Shareholders"). Each Underwriters' Warrant entitles the holder to purchase one share of Common Stock, at a price of $7.20 per Warrant, until April 7, 2000. The Company will receive approximately $1,060,000 from the exercise of the Underwriters' Warrants. The Company will not receive any of the proceeds for the sale of shares by the Selling Shareholders.


           The Common Stock is listed on the Nasdaq National Market under the symbol "RAIN." On May 21, 1996, the last sale price for the Common Stock as reported on the Nasdaq National Market was $45.25.




           SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DESCRIPTION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY INVESTORS BEFORE PURCHASING THE SECURITIES OFFERED HEREBY.


                      ------------------------------------



            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                   EXCHANGE COMMISSION OR ANY STATE SECURITIES
                     COMMISSION PASSED UPON THE ACCURACY OR
                        ADEQUACY OF THIS PROSPECTUS. ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.


                      ------------------------------------


                  The date of this Prospectus is May 23, 1996.





                             ADDITIONAL INFORMATION

         This Prospectus is part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") which the Company has filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

         The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information as well as the Registration Statement and Exhibits of which this Prospectus is a part filed by the Company may be inspected and copied at the public reference facilities of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, as well as at the following Regional Offices: 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street--Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Commission by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Material filed by the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference and made a part hereof: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (ii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996; and (iii) the description of the Company's Common Stock included in its Registration Statement on Form S-1 (Registration No. 33-99836) under the caption Description of Securities.

         All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the offering described herein shall be deemed to be incorporated by reference in this Prospectus from the respective dates those documents are filed. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been, or may be, incorporated in this Prospectus by reference, other than exhibits to such documents. Request for such copies should be directed to Rainforest Cafe, Inc., 720 South Fifth Street, Hopkins, Minnesota 55343, Attention: Mark S. Robinow, Chief Financial Officer.

                               RECENT DEVELOPMENTS

         On May 8, 1996, the Company announced that it finalized a lease to develop and open a second Rainforest Cafe at the Walt Disney Resort near Orlando, Florida. The unit, which will be located at the main entrance to Walt Disney Resort's Animal Kingdom, is scheduled to open in spring 1988. The 35,000 sq. ft. unit is planned to have approximately 500 restaurant seats.


         On May 21, 1996, the Company announced that it plans to open five Units in 1997, which are in addition to the five Units under development for 1996. Plans for 1997 include Units at the MGM Grand Hotel/Casino in Las Vegas, Nevada; Pallisades Center in West Nyack, New York; The Source in Westbury, Long Island, New York; King of Prussia Mall in King of Prussia, Pennsylvania, near Philadelphia; and the previously announced Unit at Trump Taj Mahal in Atlantic City, New Jersey. All of the 1997 Units are expected to range in size from 19,000 to 25,000 square feet with the exception of the Trump Taj Mahal Unit which will be approximately 36,000 square feet.

         On May 21, 1996, the Company announced that its Board of Directors declared a three-for-two stock split in the form of a 50 percent stock dividend. The stock dividend is expected to be distributed July 1, 1996 to shareholders of record as of June 14, 1996.



                                  RISK FACTORS

         Each prospective investor should carefully consider the following factors, among others, prior to purchasing any of the securities offered hereby.

LACK OF SIGNIFICANT OPERATING HISTORY

         The Company opened its first Rainforest Cafe (individually, a "Rainforest Cafe" or "Unit") in the Mall of America in October 1994. Accordingly, the Company's operations are subject to all of the risks inherent in the establishment of a new business enterprise, including the lack of significant operating history. Although the Company has had an operating profit since the second quarter of 1995, there can be no assurance that future operations will be profitable. Future revenues and profits, if any, will depend upon various factors, including market acceptance of the Rainforest Cafe concept, the quality of restaurant ("Restaurant") and retail area ("Retail Area") operations, and general economic conditions. Unless otherwise stated, all historical financial results for the Company are derived solely from the Mall of America Unit which may not be indicative of other locations.

LIMITED BASE OF OPERATIONS

         The Company currently operates only two Units and plans to open five Units in 1996, five units in 1997 and at least one Unit in 1998. The combination of the relatively small number of locations and the significant investment associated with each new Unit may cause the operating results of the Company to fluctuate significantly and adversely affect the profitability of the Company. Due to this relatively small number of current and planned locations, poor operating results at any one Unit or a delay in the planned opening of a Unit could materially affect the profitability of the entire Company. Future growth in revenues and profits will depend to a substantial extent on the Company's ability to increase the number of its Units. Because of the substantial financial requirements associated with opening new Units, the investment risk related to any one Rainforest Cafe is much larger than that associated with most other companies' restaurant or retail venues. Additionally, the Company's history does not provide any basis for prediction as to whether individual Units will tend to show increases or decreases in comparable Unit sales. Other restaurant companies opening to similarly high per unit sales often do not show significant comparable store sales increases.

GROWTH FACTORS/EXPANSION STRATEGY

         Future growth will depend to a substantial extent on the Company's ability to increase the number of its Units. The Company presently plans to open five Units in 1996, five Units in 1997 and at least one Unit in 1998. The Company's primary strategy is to develop new Rainforest Cafes in upscale shopping malls, entertainment centers and Walt Disney theme parks. Because of the relatively large size of each Rainforest Cafe and the Company's site selection criteria, the availability of desirable locations may be limited and the Company may be hindered in finding suitable locations for the development of new Units. Additionally, the Company's ability to open additional Units will depend upon a number of other factors including the ability of the Company to negotiate leases on acceptable terms, timely approval of local regulatory authorities, acceptance of the Rainforest Cafe concept in new markets, and the general state of the economy.

         The capital resources required to develop each new Unit are significant. The Company estimates that the costs of developing and opening most of its future Units will range from $4.0 million to $5.0 million, net of anticipated landlord contributions. The Company expects that it will incur approximately $600,000 in pre-opening costs and purchase approximately $400,000 of inventory in connection with the opening of future Units. The Company also expects to open selected larger Units, such as its planned Units at Walt Disney World and the Trump Taj Mahal Casino and Hotel, which may cost significantly more. The Company believes that the net proceeds of this offering, combined with cash on hand and cash generated from future operations, will provide the Company with the financing required to develop five Units in 1996, five Units in 1997 and at least one Unit in 1998. The Company may require additional equity or debt financing to continue expansion beyond 1997.

         The Company's ability to open and successfully operate additional Units will also depend upon the hiring and training of skilled Unit management personnel and the general ability to successfully manage growth, including monitoring Units and controlling costs, food quality and customer service. The Company anticipates that the opening of additional Units will give rise to additional expenses associated with managing operations located in multiple markets. Accordingly, there can be no assurance that the Company will be able to open new Units or that, if opened, those Units can be operated profitably.

LIMITED TRADING HISTORY OF COMMON STOCK; STOCK PRICE VOLATILITY

         The Company's Common Stock has been traded since its initial public offering in April 1995 and the market price of its Common Stock has risen substantially since that time. The market price of the Common Stock could fluctuate substantially due to a variety of factors, including market perception of the Company's ability to achieve successfully its planned rapid growth, quarterly operating results of the Company or other restaurant and retail companies, the trading volume in the Company's Common Stock, changes in general conditions in the economy, the financial markets or the restaurant or retail industries, or other developments affecting the Company or its competitors. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies.

DEPENDENCE ON DISCRETIONARY CONSUMER SPENDING

         The success of the Company's operations depends to a significant extent on a number of factors relating to discretionary consumer spending, including economic conditions affecting disposable consumer income, the overall success of the malls, entertainment centers and Disney theme parks in which Units are located and the continued popularity of theme restaurants generally and the Company's rainforest concept in particular. Theme restaurants are more susceptible to shifts in consumer preferences and frequently experience a decline of revenue growth or of actual revenues as consumers tire of the related theme.

COMPETITION

         The restaurant and specialty retail businesses are highly competitive. In the restaurant industry, competition is based primarily upon price, service, food quality and location. There are numerous well-established competitors, including national, regional and local restaurant chains, possessing substantially greater financial, marketing, personnel and other resources than the Company. The Company competes on a general basis with a large variety of national and regional restaurant operations, as well as locally owned restaurants, diners, and other establishments that offer moderately priced food. The Company also competes with other theme restaurants in the highly competitive and developing theme restaurant market. Other restaurants and companies could utilize the rainforest or a related theme. The Company also competes with a number of well-established specialty retailers possessing substantially greater financial, marketing, personnel and other resources than the Company. In the retail industry, competition is based primarily upon merchandise selection, price and customer service. There can be no assurance that the Company will be able to respond to various competitive factors affecting the restaurant and retail industries.

         The performance of individual Units may also be affected by factors such as traffic patterns, demographic considerations, and the type, number and location of competing restaurants. In addition, factors such as inflation, increased food, labor and employee benefit costs, and the availability of experienced management and hourly employees may also adversely affect the restaurant and retail industries in general and the Company's Units in particular. Restaurant and retail operating costs are further affected by increases in the minimum hourly wage, unemployment tax rates and similar matters over which the Company has no control.

UNCERTAIN TRADEMARK PROTECTION; PROPRIETARY MARKS

         The Company's ability to successfully implement its Rainforest Cafe concept will depend in part upon its ability to protect its trademarks. The United States Patent and Trademark Office (the "PTO") has preliminarily determined that the Company's marks incorporating "RAINFOREST CAFE" are likely to be confused with another registered mark and has refused to register certain of the Company's marks. The Company has responded in opposition to the PTO's preliminary determination, but has not yet received a response from the PTO. In the event the Company is denied registration, the Company may incur significant expense in operating under its existing marks. In the event that the Company's marks are granted registration, there is no assurance that such marks will be enforceable against prior users in areas where the Company intends to conduct operations. Furthermore, there is no assurance that the Company will be able to prevent competitors from using the same or similar marks, concepts or appearance.

LONG-TERM, NON-CANCELABLE LEASES

         The Company has entered into ten year leases related to its existing Mall of America and Woodfield Mall Units and its planned Units at Gurnee Mills, Walt Disney World, Sawgrass Mills, Tysons Corner Center I, Trump Taj Mahal Casino and Hotel, Stratosphere Tower, and Disney's Animal Kingdom. These leases are non-cancelable by the Company (except in limited circumstances) and have annual base rents ranging from $200,000 to $900,000 (except for the Trump Taj Mahal Casino and Hotel, which has annual base rent of $2.5 million). Additional facilities developed by the Company are likely to be subject to similar long-term, non-cancelable leases. If an existing or future Unit does not perform at a profitable level, and the decision is made to close the Unit, the Company may nonetheless be committed to perform its obligations under the applicable lease which would include, among other things, payment of the respective base rent for the balance of the respective lease term. The leases related to the Walt Disney World Units are cancelable by the landlord at any time upon sixty days notice and payment of the Company's unamortized value of leasehold improvements and an amount equal to the net operating income generated by such Unit for the previous lease year. With regard to the Woodfield Mall and Tysons Corner Center I leases, in the event the Company fails to achieve specified gross sales by a certain date, the respective lease may be terminated by the landlord. If such a termination were to occur at one of these locations, the Company would lose a Unit without necessarily receiving an adequate return on its investment.

GOVERNMENT REGULATION

         The Company's business is subject to various federal, state and local government regulations, including those relating to the sale of food and alcoholic beverages. While the Company to date has not experienced an inability to obtain or maintain any necessary governmental licenses, permits or approvals, the failure to maintain food and liquor licenses could have a material adverse effect on the Company's operating results. In addition, a facility's operating costs are affected by increases in the minimum hourly wage, unemployment tax rates, sales taxes and similar costs over which the Company has no control. Since many of the Company's Restaurant and Retail Area personnel are paid at rates based on the federal minimum wage, increases in the minimum wage will result in an increase in the Company's labor costs. The Company is subject in Minnesota and Illinois, and is likely to be subject in other states, to "dram shop" statutes which generally provide a person injured by an intoxicated person with the right to recover damages from an establishment that served alcoholic beverages to the intoxicated person. Difficulties or failure in obtaining required licenses and approvals will result in delays in, or cancellation of, the opening of new Units. Although the Company has satisfied restaurant, liquor and retail licensing for its existing Units, no assurance can be given that the Company will be able to maintain existing approvals or obtain such further approvals at other locations.

         Businesses that maintain or sell animals are subject to additional levels of state and local health and sanitation regulations. Having tropical birds as part of the Rainforest Cafe concept requires the Company to adhere to stringent health codes that prohibit crossover between kitchen workers and animal handlers, and the exchange of air from the bird areas to the rest of the Unit. The Company overcame this problem at the Mall of America and Woodfield Mall Units by installing specially designed air exhaust hoods for the birds' perch area. Additionally, a separate waste disposal system is provided for the birds. Although, to date, the Company has satisfied animal-related licensing for its Mall of America and Woodfield Mall Units, no assurance can be given that the Company will be able to maintain such approvals or obtain similar approvals at other locations. Difficulties or failure in obtaining required licenses and approvals may increase the cost of, or result in delays in, or cancellation of, the opening of Units.

         The Federal Americans With Disabilities Act (the "Disabilities Act") prohibits discrimination on the basis of disability in public accommodations and employment. The Company could be required to expend funds to modify its Units in order to provide service to or make reasonable accommodations for disabled persons. The Company's Units are currently designed to be accessible to the disabled. The Company believes it is in substantial compliance with all current applicable regulations relating to accommodations for the disabled.

DEPENDENCE ON KEY PERSONNEL

         The Company's future success will depend largely on the efforts and abilities of the Company's senior corporate management, including Martin J. O'Dowd, President and Chief Operating Officer, Steven W. Schussler, Executive Vice President-Development, and Ercu Ucan, Executive Vice President-Retail. The loss of the services of any of these individuals could have a substantial adverse effect on the Company. Additionally, Lyle Berman, the Company's Chairman and Chief Executive Officer, devotes less than 10% of his time to the Company's business. The Company has not obtained life insurance policies on any of its officers. The Company has employment agreements with Messrs. O'Dowd and Schussler that provide, among other things, that they may terminate their employment upon 30 days written notice to the Company's Board of Directors. The success of the Company will also depend upon its ability to attract and retain a highly qualified corporate and Unit level management team.

CONTROL BY EXISTING MANAGEMENT

         The Company's officers and directors, together with trusts for certain of their children, will own approximately 23% of the issued and outstanding shares of the Common Stock of the Company. Accordingly, the Company's management will be able to substantially control the Company's affairs, including, without limitation, the sale of equity or debt securities of the Company, the appointment of officers, and the determination of officers' salaries.

EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS

         The Company's authorized capital consists of 50,000,000 shares of capital stock. The Board of Directors, without any action by the Company's shareholders, is authorized to designate and issue shares in such classes or series (including classes or series of preferred stock) as it deems appropriate and to establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights. No class other than the Common Stock is currently designated and there is no current plan to designate or issue any such securities. The rights of holders of preferred stock and other classes of common stock that may be issued may be superior to the rights granted to the holders of the existing Common Stock. Further, the ability of the Board of Directors to designate and issue such undesignated shares could impede or deter an unsolicited tender offer or takeover proposal regarding the Company and the issuance of additional shares having preferential rights could adversely affect the voting power and other rights of holders of Common Stock. Furthermore, as a Minnesota corporation, the Company is subject to various Minnesota statutes which may hinder or delay a change in control of the Company including: (i) a control share acquisition statute; (ii) a business combination statute; (iii) a fair price statute; (iv) a greenmail statute; and (v) a non-monetary factors statute.

SHARES ELIGIBLE FOR FUTURE SALE

         As of the date of this Prospectus, the Company has 9,144,929 shares of Common Stock outstanding, 2,737,225 shares of which are restricted securities under Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). Following satisfaction of the two-year holding period required by Rule 144, or in the event of registration of these shares under the Securities Act, sales of shares of Common Stock under either Rule 144 or pursuant to a registration statement could have an adverse effect on the price of the Common Stock. Furthermore, 1,684,250 of such shares (including options to purchase 175,000 shares of the Company's Common Stock) are subject to an escrow agreement with the State of Minnesota and may not be sold until the earlier of (i) April 7, 1998, (ii) the time the Company meets certain earnings requirements or (iii) the time the State of Minnesota determines such escrow is no longer necessary.


                                 USE OF PROCEEDS

         The net proceeds to be received by the Company if all of the Underwriters' Warrants are exercised in full is estimated to be approximately $1,060,000. The net proceeds will be used for working capital and general corporate purposes. The Company will not receive any proceeds from the sale of the Warrant Shares by the Selling Shareholders.



                              SELLING SHAREHOLDERS



         The following table sets forth the number of shares of the Common Stock owned by each Selling Shareholder as of the date hereof and after giving effect to this offering. No Selling Shareholder will have more than one percent of the Company's Common Stock following this offering of Warrant Shares. All Selling Shareholders are officers, directors or employees of the Underwriters of the Company's initial public offering of Common Stock. The Company will not receive any proceeds from the sale of the Common Stock by the Selling Shareholders.




                                               Amount of
                            Beneficial       Shares Offered     Beneficial
                        Ownership Prior to     by Selling    Ownership After
Name                       the Offering       Shareholders     the Offering
- ----                       ------------       ------------     ------------
Laurence Zipkin                0                   45,500             0
Nathan Newman                  0                   19,500             0
John E. Feltl                  0                   22,800             0
Richard Heise                  0                   21,300             0
Wayne Mills                    0                   16,020             0
David Lantz                    0                    1,500             0
Timothy Freidrichs             0                    1,280             0
Dennis Hanish                  0                      825             0
John Ryden                     0                      825             0
Steven Barker                  0                      450             0
Marche Securities, Inc.        0                    8,000             0
Constance Berman               0                    6,000             0
Bernard Weber                  0                    6,000             0
                              ---                 --------           ---
                               0                   150,000             0
                              ===                 ========           ===


                              PLAN OF DISTRIBUTION

         The Underwriters' Warrants were originally issued and purchased in April 1995 in connection with the Company's initial public offering of its Common Stock. Each Underwriters' Warrant entitles the holder to purchase one share of Common Stock, at a price of $7.20 per share, until April 7, 2000. This Registration Statement is being filed by, and at the expense of, the Company pursuant to obligations contained in the Underwriters' Warrants. The Company agreed to file a registration statement under the Securities Act covering the shares of Common Stock underlying the Underwriters' Warrants promptly from the date the Company received a written request from the majority of the holders of the Underwriters' Warrants and agreed to use its best efforts to cause such registration statement to be declared effective as soon as practicable thereafter, and to use its best efforts to keep such registration statement effective. The Company received such written notice from the holders of all of the Underwriters' Warrants on April 8, 1996.

         The Selling Shareholders and/or their pledges, donees, transferees or other successors in interest will sell the securities of the Company covered by this Prospectus to the public on the over-the-counter market or in negotiated transactions, or otherwise, at prices and on terms then obtainable. Broker-dealers either may act as agents for the Selling Shareholders and/or their pledgees, donees, transferees or other successors in interest for such commissions as may be agreed upon at the time, or may purchase any of the securities covered thereby as principals and thereafter may sell such securities from time to time in the over-the-counter market or in negotiated transactions, or otherwise, at prices and on terms then obtainable.


                                  LEGAL MATTERS

         Certain legal matters in connection with the validity of the securities offered hereby will be passed upon for the Company by Maslon Edelman Borman & Brand, a Professional Limited Liability Partnership, Minneapolis, Minnesota.

                                     EXPERTS

         The financial statements of Rainforest Cafe, Inc. as of December 31, 1995 and for the year then-ended incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

         The financial statements as of January 1, 1995 and for the period from February 3, 1994 (inception) through January 1, 1995 are incorporated by reference in this Prospectus and elsewhere in the Registration Statement in reliance upon the report of Lund Koehler Cos & Company PLLP, independent public accountants, incorporated by reference herein and upon the authority of said form as experts in given said report.

         On November 10, 1995, the Company, with the approval of its Board of Directors and Audit Committee, engaged Arthur Andersen LLP as the independent public accountants for Rainforest Cafe. Prior to the engagement of Arthur Andersen LLP, Lund Koehler Cox & Company, PLLP had served as the principal independent public accountants for the Company. The report prepared by Lund Koehler Cox & Company, PLLP as of January 1, 1995 and for the periods February 3, 1994 (Inception) through October 2, 1994 and January 1, 1995 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty of audit scope or accounting principles. In connection with the audits as of January 1, 1995, and through November 10, 1995, there have been no disagreements with Lund Koehler Cox & Company, PLLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Lund Koehler Cox & Company, PLLP, would have caused Lund Koehler Cox & Company, PLLP to make reference to the subject matter of the disagreements in its reports.




NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


TABLE OF CONTENTS                                                   PAGE
                                                                   ------

ADDITIONAL INFORMATION.............................................  2

INCORPORATION OF CERTAIN DOCUMENTS
         BY REFERENCE..............................................  2

RECENT DEVELOPMENTS................................................  3

RISK FACTORS.......................................................  4

USE OF PROCEEDS...................................................  10

SELLING SHAREHOLDERS..............................................  11

PLAN OF DISTRIBUTION..............................................  12

LEGAL MATTERS.....................................................  12

EXPERTS  .........................................................  12



                              RAINFOREST CAFE, INC.


                                 150,000 SHARES

                                       OF

                                  COMMON STOCK





                              ---------------------
                                   PROSPECTUS
                              ---------------------











                                   MAY 23, 1996



                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The estimated expenses in connection with the issuance and distribution of the securities registered hereby, other than underwriting discounts and fees, are set forth in the following table:


Securities and Exchange                         $   1,862.07
Commission
    Registration Fee
Accounting Fees                                     2,500.00
Legal Fees and Expenses                            15,000.00
Miscellaneous                                         637.93
                                                ------------
Total                                           $  20,000.00
                                                ============


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company is governed by Minnesota Statutes Chapter 302A. Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Subdivision 4 of Section 302A.521 of the Minnesota Statutes provides that a company's articles of incorporation or bylaws may prohibit such indemnification or place limits upon the same. The Company's articles and bylaws do not include any such prohibition or limitation. As a result, the Company is bound by the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes.

         As permitted by Section 302A.251 of the Minnesota Statutes, the Articles of Incorporation of the Company provide that a director shall have no personal liability to the Company and its shareholders for breach of his fiduciary duty as a director, to the fullest extent permitted by law. The Underwriting Agreement contains provisions under which the Company, on the one hand, and the Underwriters, on the other hand, have agreed to indemnify each other (including officers and directors of the Company and the Underwriters, and any person who may be deemed to control the Company or the Underwriters) against certain liabilities, including liabilities under the Securities Act of 1933, as amended.


ITEM 16. EXHIBITS.

       EXHIBIT    DESCRIPTION OF DOCUMENT

         5 Opinion of Maslon Edelman Borman & Brand, a Professional Limited Liability Partnership.*

         23(1)    Consent of Lund Koehler Cox & Co., PLLP.*

         23(2)    Consent of Arthur Andersen LLP.*

         23(3) Consent of Maslon Edelman Borman & Brand, a Professional Limited Liability Partnership (included in Exhibit 5).*

         24       Power of Attorney (included on pages II-3 and II-4).*


- -------------------

*Previously filed

ITEM 17.  UNDERTAKINGS.

  (a) The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (I) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.



                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on May 22, 1996.


                                          RAINFOREST CAFE, INC.
                                          Registrant

                                          By:    /s/ Mark S. Robinow
                                          Name:  Mark S. Robinow
                                          Title: Chief Financial Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on the 22nd day of May, 1996 by the following persons in the capacities indicated:


SIGNATURE                                          TITLE

         *                          Chairman of the Board, Chief Executive
     Lyle Berman                    Officer, and Secretary (principal executive
                                    officer)

         *                          Executive Vice President and Director
  Steven W. Schussler

         *                          President, Chief Operating Officer and
   Martin J. O'Dowd                 Director

         *                          Executive Vice President and Director
     Ercu Ucan

         *                          Director
 David W. Anderson

         *                          Director
  David L. Rogers

         *                          Director
   Joel N. Waller

/s/ Mark S. Robinow                 Chief Financial Officer (principal financial
  Mark S. Robinow                   officer and principal accounting officer)


* By /s/ Mark S. Robinow
     Mark S. Robinow, Power of Attorney